

SUBMIT RAISE

OZFund, Inc.

Help Us Build Affordable Housing for Working Families!

A Community Housing Development!

Lancaster, PA

Reg CF
$249,999 Maximum

$0 *of $25,000 Minimum*

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Community Impact

🌿 Green Living

♻ Sustainability

🏠 Community Building

Pitch

OZFund, Inc. is building a $15.0 million, 88,000 square foot planned mixed-use development located at the corner of South Queen Street and Furnace Street, a visible corner on a commercial corridor in the City of Lancaster, Pennsylvania (the "Project"). The site is the former Rebmans Warehouse variety store located at 800 South Queen Street, Lancaster, Pennsylvania 17603.

The Project is situated on a one and a half-acre site and is poised to create a catalyst for positive change by bringing new commerce and high-quality affordable housing to the community. When complete, the Project will comprise of a mixture of old and new. The building and residential units will be equipped with high-tech voice/phone control and security systems.

Key Facts

According to the Pennsylvania Housing Finance Agency, low-income households and minorities are disproportionately burdened by housing costs. *Pennsylvania Housing Authority (PHFA)

Nearly all (78%) of the net growth in households between 2000 and 2017 has been among renters, who now make up nearly a third (31%) of all Pennsylvania households. *PHFA

Due to decreased availability of low-cost rental units, rent now consumes nearly 30% of the median household's income. *PHFA

The OZFund is supported by local community organizations, city council and others. The need for affordable housing has never been greater.

The team of experienced property developers, working with a knowledgeable architect, designer and construction company will create safe, affordable, sustainable living spaces.

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Pitch



OZFund

The OZFund, Inc. is a community focused Qualified Opportunity Fund (QOF) with plans to acquire below-market properties located in the 'Opportunity Zones' of Lancaster and York, Pennsylvania for redevelopment into affordable rental housing and commercial space. Our first community development project is underway.

The mission of the OZFund is to build safe, below-market rental apartments and houses. We want to design functional and well-designed accommodation that we ourselves would like to



well-designed accommodation that we ourselves would like to live in.

As part of a comprehensive neighborhood plan, our current project includes the revitalization of an important commercial corridor, new high-quality affordable housing, local job creation, neighborhood-serving retail and commercial services and public green space.

Pitch (Continued)





Socially responsible investing is a rapidly growing trend. In the past, investors didn't think too much about where their investments were going and what the consequences were. But today, many investors want to invest in companies that align with their values and also help others. The OZFund is focused on delivering safe, affordable housing for working families.

The three principals have extensive experience in property development covering all aspects from property acquisition and development, to leasing, to marketing. We are passionate about supporting working families who seek living accommodation they can afford. We know what works and what does not.

Why Lancaster, PA?





Lancaster city believes in innovation, welcomes diversity, loves inclusion, and reports a relatively low crime rate.

Lancaster also has over 770 non-profit organizations supporting community needs **(source: http://guidestar.org/)**. These non-profits care about the community and are always doing great things for its constituents.

Lancaster is a charming place to live, invest and enjoy life with peace of mind. The restaurant scene is buzzing with many different choices from upscale eateries to informal dining. It has also become very artsy and cultural, plus it is great for all ages but especially for families with kids and retirees.

Why Lancaster, PA?





It's very close to major cities such as New York (less than3 hours away by train or car), New Jersey, Maryland, Delaware (all-around 2 hours away) and around 6 hours to get to Niagara Falls in Canada or Virginia Beach

Lancaster is a city with a rich and intriguing heritage that dates back to colonial times. Once America's largest inland



city and the Capital of the United States for one day! Visit our exquisite food, creative art, experiences and activities for all ages, tastes and more. Enjoy the many things to see and do in Lancaster City and understand why we are focused on supporting our city's working families.

We plan to start construction (subject to zoning, permitting and other approvals) in Q4 2020. We plan to start pre-leasing residential apartments and commercial spaces in Q2 2022 or before.

The Project





- The first project is a Lancaster city property that will be developed into +/- 72 affordable apartments and +/- 14,684 sf of commercial space.

- The sponsor and professional team include a fully integrated project team of experienced business executives, architects, estimators, and construction staff.

- Lancaster's growing economy is supported by many large, international companies including Johnson and Johnson, Kellogg, Mars, Eurofins, GlaxoSmithKline – to name a few.

- The University of Pennsylvania (Lancaster General Health) offers a comprehensive network of care, including four hospitals, more than 300 primary-care and specialty physicians, outpatient and Urgent Care services, and is a major employer in the area.

Proposed Project



Revitalizing South Queen Street, Lancaster PA





Existing Site



Proposed

Proposed Site Plan










AERIAL PERSPECTIVE - EAST

FURNACE STREET

Proposed Site Plan


OZFund







Room Legend
1 BED
2 BED
CIRCULATION
ELEV
STAIR A
STAIR B
STAIR C



Key Facts


OZFund

- Housing affordability is a growing issue for Pennsylvanian renters, low-income households and minorities are disproportionately burdened by housing costs, according to a study by the Pennsylvania Housing Finance Agency.

- Nearly all (78%) of the net growth in households between 2000 and 2017 has been among renter households. Renters now make up nearly a third (31%) of all Pennsylvania households.

- The lack of affordable housing is a crucial issue for Pennsylvanians. Due to decreased availability of low-cost rental units, rent now consumes nearly 30% of the median household's income.

- The OZFund is supported by local community organizations, city council and others. The need for affordable housing has never been greater.

- The OZFund team of experienced property developers, working with an experienced and knowledgeable architect, designer and construction company will create safe, affordable and sustainable living spaces.



Testimonial


OZFund

"This proposed redevelopment on a major corridor at the city's southern gateway will provide 72 apartments in what would be one of



the first new-construction apartment projects developed in the city in 50 years, helping to increase the city's currently low residential inventory and address the very strong demand for new housing and urban living".



Investment Benefits


OZFund



1

AN INVESTMENT THAT SUPPORTS THE COMMUNITY.

Community focused: Sponsor focused on providing affordable, safe and pleasant living accommodation for working families



2

AN INVESTMENT THAT SUPPORTS SUSTAINABILITY.

The entire proposed project will be designed with a commitment to environmental sustainability.



3

AN INVESTMENT WITH SIGNIFICANT TAX BENEFITS.

Taxpayers that invest into the OZFund will achieve significant tax benefits.



4

AN INVESTMENT THAT SUPPORTS AN URGENT NEED FOR AFFORDABLE HOUSING UNITS.

An eager marketplace awaits. We are critically short of affordable housing in our area.



5

AN INVESTMENT THAT SUPPORTS NEW COMMUNITY BUSINESSES.

Our development will offer new and expanded business activities in our area.


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🔖 Our Terms   ^

Debt
Security Type

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Filing)

$100
Minimum Investment

5.0%
Annual Rate

Annually
Payment Frequency

2 years
Maturity

Perk calculator
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$100

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Benefits & Perks

$100,000 Only 5 Packages Offered	**$100 Gift Card** 1. **$100 Gift Certificate** $100.00 gift certificate BONUS for Your investment.
$75,000 Only 3 Packages Offered	**$75 Gift Card** 1. **$75 Gift Card** $75,000 – $99,999 Only 3 Gift Certificates Offered $75.00 gift certificate BONUS for Your investment of between $75,000 – $99,999 Read less
$50,000 Only 2 Packages Offered	**$50 Gift Card** 1. **$50 Gift Card** $50,000 –$74,999 Only 2 gift Certificates Offered $50.00 gift certificate BONUS for Your investment of between $50,000 – $74,999 Read less
$30,000 Only 6 Packages Offered	**Invite to Investor Meeting** 1. **Invite to Investor Meetings** Founders Circle members will be invited to investor meetings held at the site where they will learn about progress of the project. Read less
$35,000 Only 6 Packages Offered	**Inclusion in Quarterly Newsletters** 1. **Inclusion in Quarterly Newsletters** The OZFund will send out special quarterly newsletters to our Founder's Circle members with details of the project, pictures and a feedback form for investors to comment on the project. Read less
$200,000 Only 1 Package Offered	**VIP Invite to Grand Opening** 1. **VIP Invite To Grand Opening** Founder's Circle members will receive a VIP invite to the Grand Opening of the project. Read less

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 ## Our Team



Jeremy Feakins `FOUNDER`
FOUNDER AND CEO

Jeremy has over 35 years of experience building successful entrepreneurial ventures. A British born, naturalized US Citizen, Jeremy has led start up and early stage companies from concept through public listing in both the US and Europe. Jeremy is the founder of the JPF Venture Group, Inc., an investment company focused on organizing Opportunity Funds as described by the Tax Cuts and Jobs Act. From 1990 – 2006, Jeremy was the Founder, Chairman and CEO of Lancaster, PA-based Medical Technology & Innovations, Inc. (MTI). Under his leadership, MTI developed and built a microprocessor-based vision-screening device designed to detect early signs of vision disorders in young children. In 1996, he managed the US public listing for MTI and subsequently sold the rights for the vision-screening device to a major international eyewear company. After starting JPF Ventures in 2007, Jeremy invested in Ocean Thermal Energy Corporation and now serves as its Chairman of the Board. Under Jeremy's leadership, this sustainable energy and water production company has secured contracts and agreements to design, build, own and operate several large-scale utility-grade renewable energy and water plants. The Company has attracted over $30 million in private equity and more than $120 million in senior debt project financing. Jeremy graduated from the UK Defence College and is a seven-year Veteran of the British Royal Navy and served in the Accounting and Secretarial Branch.



Jordan Stewart
VICE PRESIDENT OF FINANCE

Finance professional and real estate investor with over 10 years of experience. Jordan has an MBA as well as a Bachelor's degree in Mathematics and Business Management. He also coaches basketball and is a co-founder of a not-for-profit basketball club.



Cinthia Kettering
BUSINESS DEVELOPMENT DIRECTOR

Cinthia Kettering is a community leader and entrepreneur with over 20 years of experience in finance and over 12 years of experience in the insurance and real estate investment industry. She has been the recipient of several awards for business leadership and community contributions. Cinthia has an Associate Degree in Banking Technology, a Bachelor's Degree in Law and she is currently pursuing a Master's Degree in Financial Planning. Cinthia volunteers many hours of her time to different non-profit organizations and serves on different advisory boards such as Fulton Bank and CASA.

Our Milestones



2019   **2020**

Site obtained	Preliminary designs developed	The Environmental Study Phase I and II were initiated and completed	Began meetings with City Officials	Received support letters from CIty of Lancaster & Lancaster City Alliance	Design & Pre-Development contract signed
The site of the first project was acquired.	The preliminary designs were developed.	The Environmental Study	Began meetings with City Officials to advance approvals.		A Design and Pre-Development contract was signed with PD&C

Aug	Sep	Sep	Oct	Dec	Feb
1st	1st	2nd	1st	1st	1st

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💬 Media   ⌃



"The complex "will meet the community's recent and critical need for affordable housing, while providing much-needed walkable access to goods and services to residents of the surrounding neighborhood.""

– Lancaster **Online**

💬 FAQ   ⌃

Q: What is an Opportunity Zone?

A: Opportunity Zones were created by the 2017 Tax Cuts and Jobs Act. These zones are designed to spur economic development and job creation in distressed communities throughout the country and U.S. possessions by providing tax benefits to individuals who invest into these communities. For investors who invest a capital gain, there are special tax benefits, but you do not need a capital gain to invest in this project.   ⌃

Q: Who can invest in the Opportunity Zone?

A: Accredited investors can invest in a Qualified Opportunity Fund (QOF), like the OZFund. The OZFund is a real estate fund that intends to develop affordable apartments and commercial space starting with the prior Rebmans Property on South Queen Street in Lancaster, PA. The return on your investment in the OZFund is worth it, regardless if you have a capital gain to invest or not.   ⌃

Q: How long until the project is completed?

A: Approximately 18 months from Spring of 2021.   ⌃

Q: Who is building the project?

A: The overall project coordinator and construction contractor is Professional Design and Construction (PD&C). PD&C is a successful 30-year-old experienced design and construction firm based in Lancaster, Pennsylvania with multiple large commercial construction projects to their credit.   ⌃

Q: Is there going to be a refinance event at any time in the 10-year horizon?

A: We may sell the building or refinance it in the 10-year horizon but this will only be done as a benefit to our investors.   ⌃

Q: If an investor puts $100,000 in the OZFund can they lose the principal amount?

A: We believe the possibility an investor may lose all or a part of his/her investment in this project is low; however, there is always a risk in any type of investment. This is explained in great detail in our offering documents. Our financial model suggests that based on the current building valuation and future improvements we make to the property; we

Q: What is the anticipated liquidity event for participants in this round?

A: The sale of the building after the 10- year window to take advantage of the OZ. We will sell at the most advantageous
     time and, if that is early on in the 10-year window, we would want to start another project with the proceeds.   ^



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